The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)2

Registration No. 333-107088 and

Registration No. 333-108830

Subject to Completion. Dated September 16, 2003.

Prospectus Supplement to Prospectus dated September 16, 2003

7,800,000 Shares

Common Stock

We are selling 7,800,000 shares of our common stock in this offering.

Our common stock is quoted on the Nasdaq National Market under the symbol “SNDK.” The last reported sale price for our common stock on September 12, 2003 was $63.61 per share.

See “ Risk Factors” beginning on page 2 of the accompanying prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before net expenses, to SanDisk	$	$

To the extent that the underwriters sell more than 7,800,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,170,000 shares from us at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on September     , 2003.

Joint Bookrunning Managers

Goldman, Sachs & Co.	Morgan Stanley

Thomas Weisel Partners LLC

Prospectus Supplement dated September     , 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT

References in this prospectus supplement to “SanDisk,” “we,” “our” or “us” refer solely to SanDisk Corporation and its subsidiaries. “SanDisk” is a registered trademark of SanDisk Corporation. All other trade names used in this prospectus supplement or the accompanying prospectus are trademarks of their respective holders.

You should read this prospectus supplement along with the accompanying prospectus and the information incorporated by reference in this prospectus supplement and the accompanying prospectus carefully before you invest in our common stock. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement and the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement and the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus. You should rely only on the information provided in this prospectus supplement and the accompanying prospectus or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares of our common stock.

PROSPECTUS SUPPLEMENT SUMMARY

Our Business

We are the worldwide leader in flash storage card products based on 2002 revenues, according to IDC. We design, develop, manufacture and market flash storage card products used in a wide variety of electronic systems. Flash storage cards allow data to be stored in a compact, removable format. Our flash storage card products help enable mass market adoption of digital cameras, multimedia cellular phones, USB flash drives and other digital consumer devices. We are the only company that has rights to manufacture and sell every major flash card format, including Compact Flash, or CF, Secure Digital, or SD, miniSD, SmartMedia, FlashDisk, MultiMediaCards, or MMC, MemoryStick Pro and other Memory Stick products, and xD-Picture cards as well as USB flash drives. We do not operate fabrication facilities, but do control a significant portion of our flash memory wafer manufacturing through our FlashVision joint venture, contracts with fabrication facility owners and contractual supply rights from other partners. We receive a majority of our flash storage card product revenues from sales to retailers with the balance principally attributable to sales to original equipment manufacturers, or OEMs. By controlling our manufacturing and selling directly to retailers, we are better able to manage our supply capacity, product sales and product gross margins.

We are focused primarily on three digital consumer markets: digital cameras, multimedia cellular phones and USB flash drives. Each of these markets is currently experiencing significant growth:

•	Digital Cameras. IDC has estimated that shipments of digital cameras will exceed shipments of traditional film cameras in 2005. Digital cameras have increased in resolution, requiring flash cards with greater capacity. We make and sell flash cards that are used as film in all the major brands of digital cameras.

•	Multimedia Cellular Phones. The multimedia cellular phone market is experiencing growth driven by demand for new capabilities such as camera functionality, audio/MP3, games, video and other multimedia features. These features require increasing storage capacity in the phone. We are the leading supplier of miniSD and SD cards for removable storage in some of these multimedia cellular phones.

•	USB Flash Drives. USB flash drive solutions allow consumers to store computer files on keychain-sized devices and then quickly and easily transfer these files between laptops, desktops and other devices. We believe USB flash drives will be the successor to floppy disk drives and zip drives in personal computers and laptops.

IDC has estimated the 2003 flash storage card and USB flash drive markets to be 102 million units, equivalent to $2.2 billion in revenues. IDC estimates these markets will grow to a total of 309 million units, or $4.6 billion in revenues by 2006.

Our strategy is to identify mass consumer markets for flash storage and to manufacture in high volumes and sell all major flash storage card formats for our target markets, enabling us to be a one-stop-shop for our retail and OEM customers. We have partnerships and agreements with leading technology companies to continue to expand our universal flash storage card format strategy. For example, we have an agreement with Sony for co-development of MemoryStick Pro, an agreement with Matsushita and Toshiba for joint development of SD and miniSD cards, and an agreement with Olympus providing us the right to manufacture xD-Picture cards, which Olympus and Fuji require for their digital cameras. For the first half of 2003, our largest customers were Best Buy, Canon, Circuit City, Costco, Hama, Ingram Micro, Kaga, Nikon, Princeton Technology and Wynit. For the six months ended June 30, 2003, no customer individually represented more than 10% of our revenues.

We have leveraged our intellectual property and leading market position to establish manufacturing partnerships and relationships that provide us with access to leading edge semiconductor capacity, allowing us to share the costs of fabrication capacity with our partners while retaining access to advanced process technology. Our FlashVision joint venture with Toshiba, operating from Toshiba’s Yokkaichi semiconductor fabrication facility, is our principal source of supply and provides us with captive capacity at a favorable cost. We also have purchase agreements with Toshiba, Samsung and Renesas providing additional guaranteed supply under favorable terms.

Our broad-based intellectual property also differentiates our products from those of our competitors, improves our manufacturing efficiency and generates royalty revenue. For example, our multi-level cell, or MLC, technology can substantially reduce manufacturing costs per megabyte and has been licensed to some of our manufacturing partners in return for a guaranteed portion of their output.

Our Growth Strategy

To enhance our position as the leading global supplier of flash storage card products in the rapidly growing markets that we address, we intend to pursue the following business strategies:

Expand Retail Distribution Network.    We intend to continue to expand our retail customer base to more geographic regions as well as to new outlets such as supermarkets and drug stores. We also seek to strengthen our current retailer relationships and establish exclusive arrangements where practical.

Enable New Digital Consumer Markets.    We intend to develop further product segmentation solutions for the digital camera market, as well as for the multimedia cellular phone, flash drive, and other digital consumer markets. Other digital consumer markets may include devices such as digital camcorders, compressed audio players, handheld computers and personal data assistants.

Expand Our Supply Base and Maintain Our Focus on Low-Cost Production and Global Distribution.    We intend to continue to partner with suppliers to procure a large portion of our supply from captive sources, such as FlashVision, and a smaller portion from other sources. Our objective is to control our access to high-volume, low-cost supply of leading-edge flash memory wafers to meet demand, while delivering solid returns on our invested capital over time.

Continue to Expand Our Intellectual Property Portfolio and Lead Technological Innovation.    We intend to enhance our market position by continuing to invest aggressively in research and development, advanced process technology and intellectual property, focusing on leading-edge NAND flash, MLC NAND flash and high-performance, low-cost microcontrollers for our flash storage card products.

The Offering

Common stock offered	7,800,000 shares

Common stock to be outstanding after the offering	77,613,650 shares

Use of proceeds	We intend to use the net proceeds of this offering to invest in new flash memory fabrication and test capacity and for general corporate purposes, including working capital and other capital expenditures. We may also use a portion of the proceeds to fund acquisitions of products, technologies or businesses or to obtain the right to use additional technologies.

Nasdaq National Market symbol	“SNDK”

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2003 and excludes:

•	11,715,147 shares issuable upon exercise of options outstanding at a weighted average exercise price of $21.03 per share as of June 30, 2003;

•	a total of 9,675,089 shares reserved for future issuance under our stock option and employee stock purchase plans as of June 30, 2003, excluding the future annual increases in the number of shares authorized under our 1995 Stock Option Plan, our Employee Stock Purchase Plan, our International Employee Stock Purchase Plan and our 1995 Non-Employee Director Stock Option Plan; and

•	8,138,025 shares issuable upon conversion of our 4½% convertible subordinated notes due 2006 based on a conversion price of $18.43 in effect as of June 30, 2003.

USE OF PROCEEDS

We expect to receive approximately $480.5 million in net proceeds from the sale of common stock in this offering, or approximately $552.7 million if the underwriters’ overallotment option is exercised in full, after deducting underwriting discounts and commissions and estimated net offering expenses payable by us. These amounts are based on an assumed offering price to the public of $63.61 per share.

We anticipate using the net proceeds from the sale of the common stock in this offering to invest in new flash memory fabrication and test capacity and for general corporate purposes, including working capital and other capital expenditures. We may also use the proceeds to fund acquisitions of products, technologies or businesses or to obtain the right to use additional technologies. However, we currently have no commitments or agreements for any specific acquisitions or investments. Pending application of the net proceeds, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

Since November 8, 1995, our common stock has been quoted and traded on the Nasdaq National Market under the symbol “SNDK.” The following table sets forth, for the periods indicated, the reported high and low intraday sales prices per share of our common stock on the Nasdaq National Market:

	High	Low
Year ended December 31, 2001
First Quarter	$48.69	$18.63
Second Quarter	30.00	17.25
Third Quarter	27.94	8.61
Fourth Quarter	18.29	9.05

Year ended December 31, 2002
First Quarter	$22.21	$12.44
Second Quarter	23.40	9.60
Third Quarter	18.10	11.05
Fourth Quarter	29.20	12.00

Year ending December 31, 2003
First Quarter	$24.39	$14.79
Second Quarter	42.20	16.42
Third Quarter (through September 12, 2003)	65.10	38.00

The last reported sale price of our common stock on the Nasdaq National Market on September 12, 2003 was $63.61. As of September 10, 2003, there were approximately 357 stockholders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

CAPITALIZATION

The following table sets forth as of June 30, 2003:

•	our actual cash, cash equivalents, short-term investments and capitalization; and

•	our actual cash, cash equivalents, short-term investments and capitalization as adjusted to give effect to this offering at an assumed offering price of $63.61 per share and assuming the underwriters do not exercise their option to purchase additional shares of our common stock.

You should read this table in conjunction with the consolidated financial statements and the related notes incorporated by reference in the accompanying prospectus.

	As of June 30, 2003
	Actual	As Adjusted
	(in thousands, except share data)
Cash, cash equivalents and short-term investments	$530,338	$1,010,811

4 1/2% convertible subordinated notes due 2006(1)	$150,000	$150,000

Stockholders’ equity:
Preferred stock, $0.001 par value; 4,000,000 shares authorized; no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 400,000,000 shares authorized; 69,813,650 shares issued and outstanding, actual; and 77,613,650 shares issued and outstanding, as adjusted	70	78
Capital in excess of par value	592,315	1,072,780
Retained earnings	151,016	151,016
Accumulated other comprehensive loss	(39,527)	(39,527)

Total stockholders’ equity	703,874	1,184,347

Total capitalization	$853,874	$1,334,347

(1)	For a description of the 4½ convertible subordinated notes due 2006, see Note 4 to our December 31, 2002 consolidated financial statements incorporated by reference into this prospectus supplement.

This table excludes the following shares:

•	11,715,147 shares issuable upon exercise of options outstanding at a weighted average exercise price of $21.03 per share as of June 30, 2003;

•	a total of 9,675,089 shares reserved for future issuance under our stock option and employee stock purchase plans as of June 30, 2003, excluding the future annual increases in the number of shares authorized under our 1995 Stock Option Plan, our Employee Stock Purchase Plan, our International Employee Stock Purchase Plan and our 1995 Non-Employee Director Stock Option Plan; and

•	8,138,025 shares issuable upon conversion of our 4½% convertible subordinated notes due 2006 based on the conversion price of $18.43 in effect as of June 30, 2003.

SELECTED CONSOLIDATED FINANCIAL DATA

The table below presents a summary of our selected consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data at December 31, 2001 and 2002 have been derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus supplement. The selected financial data at June 30, 2003 and for the six months ended June 30, 2002 and 2003, has been derived from our unaudited condensed consolidated financial statements which are incorporated by reference into this prospectus supplement. The selected financial data for the six months ended June 2002 and 2003 includes, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments and accruals considered necessary for a fair presentation of the financial data. The selected consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data at December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements, which are not incorporated by reference into this prospectus supplement. The following financial data should be read in conjunction with our consolidated financial statements and related notes contained in our annual, quarterly and other reports and other financial information incorporated by reference into this prospectus supplement.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000(1)	2001(2)	2002(3)	2002	2003(4)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Product	$103,190	$205,770	$526,359	$316,867	$492,900	$202,136	$369,492
License and royalty	32,571	41,220	75,453	49,434	48,373	18,181	39,614

Total revenues	135,761	246,990	601,812	366,301	541,273	220,317	409,106
Gross profits (losses)	55,450	94,847	244,795	(25,992)	188,821	54,534	160,363
Operating income (loss)	12,810	30,085	124,666	(152,990)	58,151	(6,411)	81,345
Equity in income of joint ventures	—	—	—	2,082	856	1,247	39
Interest income, net	5,307	8,280	22,786	12,266	1,975	1,134	636
Gain (loss) on investment in foundries	—	—	344,168	(302,293)	(15,163)	—	(3,583)
Loss on equity investment	—	—	—	—	(2,700)	—	(4,500)
Other income (expense), net	374	1,261	572	(1,009)	(3,140)	(1,983)	(855)
Income (loss) before taxes	18,491	39,626	492,192	(441,944)	39,979	(6,013)	73,082
Net (loss) income	$11,836	$26,550	$298,672	$(297,944)	$36,240	$5,306	$66,251

Net income (loss) per share:
Basic	$0.23	$0.48	$4.47	$(4.37)	$0.53	$0.08	$0.95

Diluted	$0.21	$0.43	$4.11	$(4.37)	$0.51	$0.07	$0.86

Shares used in computing net income per share:
Basic	52,596	55,834	66,861	68,148	68,805	68,654	69,445
Diluted	55,344	61,433	72,651	68,148	71,230	70,991	81,163

(1)	Includes gain on UMC investment of $344.2 million, or $203.9 million net of tax.
(2)	Includes other-than-temporary impairment charges of $302.3 million, or $188.1 million net of tax and restructuring charges of $8.5 million, or $6.7 million net of tax.
(3)	Includes other-than-temporary impairment charges of $14.4 million, or $8.7 million net of tax, write-downs related to the recoverability of wafer credits of $2.8 million, or $1.8 million net of tax, and an adjustment to the fair value of warrants of $0.7 million, or $0.5 million net of tax.
(4)	Includes other-than-temporary impairment charges of $4.5 million, or $4.1 million net of tax, write-downs related to the recoverability of wafer credits of $3.9 million, or $3.5 million net of tax, and a gain related to the fair value of warrants of $0.3 million, or $0.3 million net of tax.

	At December 31,					At June 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$134,458	$457,219	$366,739	$295,000	$456,491	$530,338
Working capital	138,471	482,793	525,950	414,381	584,450	679,207
Total assets	255,741	657,724	1,107,907	934,261	976,179	1,082,038
Total long-term debt (including current portion)	—	—	—	125,000	150,000	150,000
Total stockholders’ equity	207,838	572,127	863,058	675,379	627,720	703,874

Our fiscal year ends on the Sunday closest to December 31, and each fiscal quarter ends on the Sunday closest to March 31, June 30 and September 30. The second fiscal quarters of 2003 and 2002 ended on June 29, 2003 and June 30, 2002, respectively. Fiscal year 2003 is 52 weeks long and ends on December 28, 2003. Fiscal year 2002 was 52 weeks long and ended on December 29, 2002. Fiscal year 2001 was 52 weeks long and ended on December 30, 2001. Fiscal year 2000 was 52 weeks long and ended on December 31, 2000. Fiscal year 1999 was 53 weeks long and ended on January 2, 2000. Fiscal year 1998 was 52 weeks long and ended on December 27, 1998. For ease of presentation, the financial data in the table above has been shown as ending on the last day of the calendar month. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Thomas Weisel Partners LLC

Total	7,800,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,170,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,170,000 additional shares.

Paid by SanDisk
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $         per share from the initial price to public. If all the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

We and our executive officers and directors have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. This agreement does not apply to any issuances (i) under our existing employee benefit plans or (ii) in connection with bona fide acquisitions we might make in an aggregate amount which does not exceed 15% of our capital stock on a fully diluted basis as of the date hereof, or, with respect to individuals, transfers (i) pursuant to an existing 10b5-1 sales plan, (ii) by gift or for estate planning purposes so long as in each case the transferee agrees to be bound by the restriction for any remaining period, or (iii) in the event of termination of employment with us for any reason, to us or any broker in order to pay the exercise price (excluding any withholding taxes) for any stock option issued pursuant to our stock option plans.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering.

The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriter effecting a stabilizing transaction has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We estimate that our total out-of-pocket expenses of the offering, excluding underwriting discounts and commissions, will be approximately $800,000. The underwriters have agreed to reimburse our estimated expenses, excluding underwriting discounts and commissions, in connection with this offering.

A prospectus in electronic format will be made available on Internet web sites maintained by one or more of the lead or co-managers of this offering and may also be made available on web sites maintained by other underwriters.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain attorneys of O’Melveny & Myers LLP own in the aggregate approximately 800 shares of our common stock.

EXPERTS

The consolidated financial statements of SanDisk Corporation appearing in SanDisk Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Prospectus

$500,000,000

Common Stock

We intend to issue our common stock, from time to time, in one or more offerings with a total public offering price not to exceed $500,000,000. We will provide the specific prices and other terms of these offerings in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common stock is quoted on the Nasdaq National Market under the symbol “SNDK.” On September 12, 2003, the last reported sale price for our common stock was $63.61 per share.

We may sell the shares of common stock to or through one or more underwriters, dealers or agents. The names of the underwriters, dealers or agents, fees, commissions and discounts they will receive, as well as the net proceeds to us, will be set forth in supplements to this prospectus.

The securities offered hereby involve a high degree of risk. See “ Risk Factors” beginning on page 2 of this prospectus to read about factors you should consider before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 16, 2003.

PROSPECTUS SUMMARY

This prospectus relates to a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf registration process, we may offer shares of common stock, from time to time, in one or more offerings up to a total public offering price of $500,000,000.

This prospectus provides you with a general description of the shares we may offer. Each time we offer shares of common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may include a discussion of risks or other special considerations applicable to the offered securities or to us. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you must rely on the information in the prospectus supplement. Please carefully read both this prospectus and the applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

All references to “SanDisk,” “we,” “our” or “us” refer solely to SanDisk Corporation and its subsidiaries. All trade names used in this prospectus are either our registered trademarks or trademarks of their respective holders.

SanDisk Corporation

We were incorporated in Delaware in June 1988 under the name SunDisk Corporation and changed our name to SanDisk Corporation in August 1995. Our principal executive offices are located at 140 Caspian Court, Sunnyvale, California 94089, and our telephone number is (408) 542-0500. Our website address is www.sandisk.com. The information contained on, or linked from, our website is not a part of this prospectus.

RISK FACTORS

You should carefully consider the risks described below and in the documents we incorporate by reference into this prospectus or in any associated prospectus supplement before making an investment decision. The risks described below and in the documents we incorporate by reference into this prospectus or in any associated prospectus supplement are not the only ones facing our company. Statements included or incorporated by reference in this prospectus or in any associated prospectus supplement that are not historical facts are forward-looking statements within the meaning of the federal securities laws. These statements may contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” or other wording indicating future results or expectations. Forward-looking statements are subject to risks and uncertainties. Our actual results may differ materially from the results discussed in forward-looking statements. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed below, elsewhere in this prospectus and in the documents we incorporate by reference. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Except as required by law, we undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise or develop after the date of this prospectus.

Risks Related to Our Business

Our operating results may fluctuate significantly, which may adversely affect our operations and our stock price.

Our quarterly and annual operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. This fluctuation is a result of a variety of factors, including the following:

•	unpredictable or changing demand for our products;

•	decline in the average selling prices of our products due to competitive pricing pressures;

•	timing of sell through by our distributors and retail customers;

•	seasonality in sales of our products;

•	natural disasters affecting the countries in which we conduct our business, particularly Japan, where our principal source of flash memory wafers is located, as well as Taiwan, South Korea, China and the United States;

•	reduced sales to our customers or interruption to our manufacturing processes in the Pacific Rim that may arise from regional issues in Asia;

•	availability of sufficient flash memory wafer foundry capacity to meet customer demand;

•	increased purchases of flash memory products from non-captive sources;

•	difficulty of forecasting and managing inventory levels; particularly, building a large inventory of unsold product due to non-cancelable contractual obligations to purchase materials such as flash memory wafers, controllers, printed circuit boards and discrete components;

•	expenses related to obsolescence or devaluation of unsold inventory;

•	write-downs of our investments in fabrication capacity, other fixed assets, equity investments and prepaid wafer credits;

•	adverse changes in product and customer mix;

•	slower than anticipated market acceptance of new or enhanced versions of our products, such as the recently announced miniSD card targeted at advanced cell phones and the Cruzer Mini, a USB 2.0 hi-speed flash drive;

•	increased sales by our competitors;

•	competing flash memory device standards, which displace the standards used in our products;

•	changes in our distribution channels;

•	fluctuations in our license and royalty revenue;

•	fluctuations in product costs, particularly due to fluctuations in manufacturing yields and utilization of new technologies;

•	excess capacity of flash memory from our competitors and our own flash wafer capacity, which may cause a rapid decline in our average selling prices;

•	shortages of components such as capacitors, lids and printed circuit boards required for the manufacture of our products;

•	significant or unexpected yield losses, which could affect our ability to fulfill customer orders and could increase our costs;

•	manufacturing flaws affecting the reliability, functionality or performance of our products, which could increase our product costs, reduce demand for our products or require costly product recalls;

•	increased research and development expenses;

•	exchange rate fluctuations, particularly between the U.S. Dollar and Japanese Yen;

•	changes in general economic conditions; and

•	reduced sales to our retail customers if consumer confidence declines.

We depend on third-party foundries for silicon wafers and any shortage or disruption in our supply from these sources will reduce our revenues, earnings and gross margins.

All of our flash memory card products require silicon wafers, a substantial majority of which are currently supplied by Toshiba’s wafer facility at Yokkaichi, Japan, as well as by UMC in Taiwan and to a lesser extent by Renesas, Samsung and Tower. Our flash memory products are substantially supplied by Toshiba’s Yokkaichi wafer fabrication facilities and, to a lesser extent, by Samsung. Given the recent increase in global demand for flash memory wafers and assuming that the markets for our products continue their current growth rate, new anticipated demand from customers may outstrip the supply of flash memory wafers available to us from our current sources. If Toshiba, FlashVision, Samsung, Tower and UMC are uncompetitive or are unable to satisfy these requirements, our business, financial condition and operating results may suffer. Any disruption in supply from these sources due to natural disaster, power failure, labor unrest or other causes could significantly harm our business, financial condition and results of operations.

Difficulty of estimating future wafer requirements may cause us to overestimate our requirements and build excess inventories, or underestimate our requirements and have a shortage of wafers, either of which will harm our financial results.

Under the terms of our wafer supply agreements with FlashVision, Renesas Technology Corp., or Renesas, a new semiconductor company formed by Hitachi, Ltd. and Mitsubishi Electric Corporation, Samsung, Toshiba, Tower and UMC, we are obligated to provide a six-month rolling forecast of anticipated purchase orders. Generally, the estimates for the first three months of each rolling forecast are binding commitments and the estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month’s forecast. In addition, we are obligated to purchase 50% of FlashVision’s wafer production. This limits our ability to react to fluctuations in demand for our products. For example, if customer demand falls below our forecast and we are unable to reschedule or cancel our orders, we may end up with excess inventories, which could result in higher operating expenses and reduced gross margins. Conversely, if customer demand exceeds our forecasts, we may be unable to obtain an adequate supply of silicon wafers and other flash memory products to fill customer orders, which could result in dissatisfied customers, lost sales and lower revenues. If we are unable to obtain scheduled quantities of silicon wafers or other flash memory products with acceptable price and/or yields from any foundry, our business, financial condition and results of operations could be harmed. Because the majority of our products are sold into emerging consumer markets, it has been, and likely will continue to be, difficult to accurately forecast future sales. In addition, bookings visibility remains limited because a substantial majority of our quarterly sales are currently, have historically been, and we expect will continue to be, from orders received and fulfilled in the same quarter, which makes accurate forecasting very difficult. Our product order backlog may fluctuate substantially from quarter to quarter.

Variability of expense levels and significant fixed costs will harm our business if our revenues do not exceed our operating expenses.

We may need to hire additional personnel or otherwise increase our operating expenses in the future to support our sales and marketing efforts, research and development and general and administrative activities. We have significant fixed costs and we cannot readily reduce these expenses over the short term. If our revenues do not increase proportionately to our operating expenses, or if revenues decrease or do not meet expectations for a particular period, we may not be able to reduce our expenses in the short term, or at all, and our business, financial condition and results of operations will be harmed.

License fees and royalties from our patent cross license agreements are variable and fluctuate from period to period making it difficult to predict our royalty revenues.

Our intellectual property strategy consists of cross-licensing our patents to other manufacturers of flash memory products. Under these arrangements, we earn license fees and royalties on individually negotiated terms. Our revenue from patent licenses and royalties can fluctuate significantly from quarter to quarter. A substantial portion of this revenue comes from royalties based on the actual sales by our licensees. The timing of revenue recognition from these payments is dependent on the terms of each contract and on the timing of product shipments by our licensees. As a result, our license and royalty revenues have fluctuated significantly in the past and are likely to continue to fluctuate in the future. Given the relatively high gross margins associated with license and royalty revenues, gross margins and net income are likely to fluctuate more with changes in license and royalty revenues than with changes in product revenues. Our license and royalty revenues may decline in the future as our existing license agreements expire or caps are reached.

We may be unable to maintain market share, which would reduce our potential revenues and benefit our competitors.

During periods of excess supply in the market for our flash memory products, we may lose market share to competitors who aggressively lower their prices. Conversely, under conditions of tight flash memory supply, we may be unable to increase our production volumes at a sufficiently rapid rate so as to maintain our market share. The market for flash memory products is currently undergoing a period of tight supply, but we cannot predict if this condition will continue and, if it does, for how long. Ultimately, our future growth rate depends on our ability to obtain sufficient flash memory wafers and other components to meet demand. If we are unable to do so in a timely manner, we may lose market share to our competitors. We have in the past experienced, and may in the future experience, severe price competition for our products, which adversely impacts our product gross margins and overall profitability. In addition, we provide many of our retail customers protection against declines in the selling price of inventory that they have purchased from us but have not yet sold to end users. In times when prices are falling, this price protection obligation may have a significant adverse effect on our gross margins. In competing for market share, we face large corporations that have well established brand identity and significant strengths in our sales channels.

Future rapid growth may strain our operations.

We must continue to hire, train, motivate and manage our employees to achieve future growth. In the past, we have from time to time experienced difficulty hiring the necessary engineering, sales and marketing personnel to support our growth. In addition, we must make a significant investment in our information management systems to support increased manufacturing, as well as accounting and other management related functions. Our systems, procedures and controls may not be adequate to support rapid growth in the future, which could in turn harm our business, financial condition and results of operations.

Our success depends on key personnel, including our executive officers, the loss of whom could disrupt our business.

Our success greatly depends on the continued contributions of our senior management and other key research and development, sales, marketing and operations personnel, including Dr. Eli Harari, our founder, president and chief executive officer. We do not maintain employment agreements with our executive officers. Our success will also depend on our ability to recruit additional highly skilled personnel. We cannot assure you that we will be successful in hiring or retaining key personnel, or that any of our key personnel will remain employed with us.

We may make acquisitions that are dilutive to existing stockholders, result in unanticipated accounting charges or otherwise adversely affect our results of operations, and result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies or businesses.

We may grow our business through business combinations or other acquisitions of businesses, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. We continually evaluate and explore strategic opportunities as they arise, including business combinations, strategic partnerships, capital investments and the purchase, licensing or sale of assets.

If we issue equity securities in connection with an acquisition, the issuance may be dilutive to our existing stockholders. Alternatively, acquisitions made entirely or partially for cash may reduce our cash reserves.

Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies. We may experience delays in the timing and successful integration of acquired technologies and product development through volume production, unanticipated costs and expenditures, changing relationships with customers, suppliers and strategic partners, or contractual, intellectual property or employment issues. In addition, key personnel of an acquired company may decide not to work for us. The acquisition of another company or its products and technologies may also result in our entering into a geographic or business market in which we have little or no prior experience. These challenges could disrupt our ongoing business, distract our management and employees, harm our reputation and increase our expenses. These challenges are magnified as the size of the acquisition increases.

Furthermore, acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, substantial depreciation or deferred compensation charges, the amortization of identifiable purchased intangible assets or impairment of goodwill, any of which could negatively impact our results of operations. Any of these events could cause the price of our common stock to decline.

We may not be able to find suitable acquisition opportunities that are available at attractive valuations, if at all. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms or realize the anticipated benefits of any acquisitions we do undertake.

Risks Related to the Development of New Products

In transitioning to new processes and products, we face production and market acceptance risks that have caused, and may in the future cause, significant product delays that could harm our business.

Successive generations of our products have incorporated semiconductor devices with greater memory capacity per chip. Two important factors have enabled us to decrease the cost per megabyte of our flash data storage products: the development of higher capacity semiconductor devices and the implementation of smaller geometry manufacturing processes. The transition to new feature sizes is highly complex and requires new controllers, new test procedures and modifications of numerous other aspects of manufacturing, as well as extensive qualification of the new products by both us and our OEM customers. Any material delay in a qualification schedule could delay deliveries and adversely impact our operating results. In addition, a number of challenges exist in achieving a lower cost per megabyte, including:

•	lower yields often experienced in the early production of new semiconductor devices;

•	manufacturing flaws with new processes including manufacturing processes at our subcontractors which may be extremely complex;

•	problems with the design and manufacturing of products that will incorporate these devices, which may result in delays or product recalls; and

•	production delays.

Because our products are complex, we periodically experience significant delays in the development and volume production ramp-up of our products. Similar delays could occur in the future and could harm our business, financial condition and results of operations.

We cannot assure you that we, along with our flash memory wafer sources, will successfully develop and bring into full production with acceptable yields and reliability these new products, processes or the underlying technology, or that any development or production ramp-up will be completed in a timely or cost-effective manner. If we are not successful or if our cost structure is not competitive, our business, financial condition and results of operations could suffer.

New products based on NAND MLC flash technology may encounter production delays and problems impacting production reliability and yields, which may cause our revenues and gross margins to decline.

We have developed new products based on NAND MLC flash technology, a flash architecture designed to store two bits in each flash memory cell. High-density flash memory, such as NAND MLC flash, is a complex technology that requires strict manufacturing controls and effective test screens. Problems encountered in the shift to volume production for new flash products could impact both reliability and yields, and result in increased manufacturing costs and reduced product availability. We may not be able to manufacture future generations of NAND MLC products with yields sufficient to result in lower costs per megabyte. If we are unable to bring future generations of high-density flash memory into full production as quickly as planned or if we experience unplanned yield or reliability problems, our revenues and gross margins will decline.

We continually seek to develop new products and standards, which may not be widely adopted by consumers or, if adopted, may reduce demand by consumers for our older products, which if not offset by increased demand for the new products could harm our results of operations.

We continually seek to develop new products and standards and enhance existing products and standards developed solely by us, as well as jointly with our strategic partners such as Toshiba, Matsushita and Sony. For example, in March 2003, our joint development efforts with Toshiba and Matsushita, together with contribution by the Secure Digital Association, or SD Association, resulted in the introduction of the miniSD card, a smaller version of the SD card. In addition, we and Sony have co-developed and co-own the specifications for the next generation Memory Stick, the MemoryStick Pro, which each of us has the right to manufacture and sell. As we introduce new standards and new products, such as the miniSD card, the MemoryStick Pro and the USB Cruzer and Cruzer Mini, it will take time for these new standards and products to be adopted, for consumers to accept and transition to these new products and for significant sales to be generated from them, if this happens at all. Moreover, broad acceptance of new standards or products by consumers may reduce demand for our older products. If this decreased demand is not offset by increased demand for our new products, our results of operations could be harmed. We cannot assure you that any new products or standards we develop will be commercially successful. See “—The success of our business depends on emerging markets and new products.”

The success of our business depends on emerging markets and new products.

In order for demand for our products to grow, the markets for new devices that use our flash memory products, such as digital cameras, cellular phones that incorporate digital cameras, portable digital music players, USB flash drives and PDAs, must develop and grow. If sales of these products do not grow, our revenues and profit margins could be adversely impacted.

The success of our new product strategy will depend, among other factors, upon the following:

•	our ability to successfully develop new products with higher memory capacities and enhanced features at a lower cost per megabyte;

•	the development of new applications or markets for our flash data storage products;

•	the extent to which prospective customers design our products into their products and successfully introduce their products;

•	the extent to which our products or technologies become obsolete or noncompetitive due to products or technologies developed by others; and

•	the adoption by the major content providers of the copy protection features offered by our SD card products.

Risks Related to Our FlashVision Joint Venture

Our FlashVision joint venture with Toshiba makes us vulnerable to risks, including potential inventory write-offs, disruptions or shortages of supply, limited ability to react to fluctuations in product demand, direct competition with Toshiba, and a significant contingent indemnification obligation, any of which could substantially harm our business and financial condition.

We and Toshiba plan to continue to expand the wafer fabrication capacity of our FlashVision business in Japan and as we do so, we will make substantial capital investments and incur substantial start-up expenses, which could adversely impact our operating results.

In June 2000, we, along with Toshiba, formed FlashVision for the joint development and manufacture of several flash memory products, including 512 megabit, 1 gigabit, 2 gigabit and other advanced flash memory products. We and Toshiba each separately market and sell these products. Accordingly, we compete directly with Toshiba for sales of products incorporating these jointly developed and manufactured products. In addition, we and Toshiba plan to make substantial investments in new capital assets from time to time to expand the wafer fabrication capacity of our FlashVision business in Japan. Each time that we and Toshiba add substantial new wafer fabrication capacity, we will experience significant start-up costs as a result of the delay between the time of the investment and the time qualified products are manufactured and sold in volume quantities. We will incur start-up costs and pay our share of ongoing operating activities even if we do not utilize our full share of the expanded output. Given the recent increase in global demand for flash memory wafers and assuming that the markets for our products continue their current growth rate, new anticipated demand from customers may outstrip the supply of flash memory wafers available to us from our current sources. In that case, we may need to secure for ourselves substantial additional flash memory wafer fabrication capacity at .09 micron and finer line lithographies. Accordingly, we and Toshiba are currently discussing various fabrication and test capacity expansion plans for the FlashVision operation. We and Toshiba plan to substantially increase the 200 mm flash memory wafer output at Toshiba’s Yokkaichi fabrication facility in 2003 and 2004. The capacity expansion will be partially funded through FlashVision internally generated funds, as well as through substantial additional investments by us and Toshiba. As of June 30, 2003, we have committed to fund approximately $17.0 million for the initial fabrication capacity expansion through the first quarter of 2004.

We expect to make further substantial commitments for capacity expansion in the next two to three years, which may include investing in a new, more advanced wafer fabrication facility, and may need to raise additional capital to do so. If we do substantially expand capacity or invest in a new wafer fabrication facility, in addition to our initial investment, for several quarters we will incur substantial start-up expenses related to the hiring and training of manufacturing personnel, facilitizing the clean room and installing equipment at the new or expanded fabrication facility. In addition, we may not achieve the expected cost benefits of any expansion or new facility for several quarters, if at all. We will incur start-up costs and pay ongoing operating activities even if we do not utilize the new output. Should customer demand for NAND flash products be less than our available supply, we may experience reduced revenues and increased expenses as well as increased inventory of unsold NAND flash wafers, which could harm our operating results.

We face challenges and possible delays relating to the expected shift of a majority of our production to 0.13 micron and smaller feature sizes, which could adversely affect our operating results.

We were using the production capacity at Toshiba’s Yokkaichi fabrication facilities to manufacture NAND flash memory wafers with minimum lithographic feature size of 0.16 micron. Late in 2002, we began shifting a portion of our production output at Yokkaichi to 0.13 micron and expect to complete this shift to 0.13 micron in the second half of 2003. We have not yet completed qualification of some new 0.13 micron product components. Any material delay in our qualification schedule will delay deliveries and adversely impact our operating results in the second half of 2003. In addition, we plan to manufacture flash memory wafers with even smaller lithographic feature sizes. Our minimum feature sizes are considered today to be among the most advanced for mass production of flash memory wafers. Therefore, it is difficult to predict how long it will take to achieve adequate yields, reliable operation and economically attractive product costs based on our new designs and feature sizes. We currently rely and will continue to rely on Toshiba to address these challenges. With our investments in the FlashVision joint venture at Toshiba’s Yokkaichi facilities, we are now and will continue to be exposed to the adverse financial impact of any delays or manufacturing problems associated with wafer production lines. Any problems or delays in volume production at the Yokkaichi fabrication facilities could adversely impact our operating results in the second half of 2003 and beyond.

Toshiba’s Yokkaichi fabrication facilities are a significant source of supply of flash memory wafers and any disruption in this supply will reduce our revenues, earnings and gross margins.

Although we buy flash memory from the FlashVision joint venture, we also rely on Toshiba’s Yokkaichi fabrication facilities to supply on a foundry basis a portion of our flash memory wafers. Even if FlashVision successfully produces quantities at planned levels, the Yokkaichi fabrication facilities may not produce quantities of wafers with acceptable prices, reliability and yields to satisfy our needs. Any failure in this regard may harm our business, financial condition and results of operations, as our right to purchase flash memory products from Samsung and others is limited and may not be sufficient to replace any shortfall in production at the Yokkaichi facilities. In addition, because a substantial majority of our wafers are produced at the Yokkaichi facilities, any disruption in supply from the Yokkaichi facilities due to natural disaster, power failure, labor unrest or other causes could significantly harm our business, financial condition and results of operations. For example, in the second quarter of 2003, an earthquake in northern Japan disrupted operations at another Toshiba fabrication line for several weeks. Although no damage or disruption was reported at Yokkaichi, the occurrence and effects of these events is unpredictable and could materially harm our business, financial condition and results of operations. Moreover, we have no experience in operating a wafer manufacturing line and we rely on the existing manufacturing organizations at the Yokkaichi facilities. If Toshiba and FlashVision are uncompetitive or are unable to satisfy our wafer supply requirements, our business, financial condition and results of operations would be harmed.

Our obligations under our wafer supply agreements with Toshiba and FlashVision, or decreased demand for our products, may result in excess inventories and lead to inventory write offs, and any technical difficulties or manufacturing problems may result in shortages in supply, either of which would adversely affect our business.

Under the terms of our wafer supply agreements with Toshiba, we are obligated to purchase half of FlashVision’s wafer production output and we will also purchase wafers from Toshiba’s current Yokkaichi fabrication facilities on a foundry relationship basis. Under the terms of our foundry relationship with Toshiba and wafer supply agreements with FlashVision, we are obligated to provide a six-month rolling forecast of anticipated purchase orders, which are difficult to estimate. Generally, the estimates for the first three months of each rolling forecast are binding commitments and cannot be cancelled and the estimates for the remaining months of the forecast may only be changed by a certain percentage from the previous month’s forecast. This limits our ability to react to fluctuations in demand for our products. If we are unable for any reason to achieve customer acceptance of our card products built with these flash chips or if demand decreases, we will experience a significant increase in our inventory, which may result in inventory write-offs and otherwise harm our business, results of operations and financial condition. If we place purchase orders with Toshiba and our business condition deteriorates, we could experience reduced revenues, increased expenses, and increased inventory of unsold flash wafers, which could adversely affect our operating results.

In addition, in order for us to sell our products, we have been developing, and will continue to develop, new controllers, printed circuit boards and test algorithms. Any technical difficulties or delays in the development of these elements could prevent us from taking advantage of the available flash memory output and could adversely affect our results of operations.

We have a contingent indemnification obligation for certain liabilities Toshiba incurs as a result of Toshiba’s guarantee of the FlashVision equipment lease arrangement.

FlashVision secured an equipment lease arrangement of approximately 37.9 billion Japanese Yen (or approximately $305.0 million based on the exchange rate in effect on the date the agreement was executed) in May 2002 with Mizuho Corporate Bank, Ltd. and other financial institutions. Under the terms of the lease, Toshiba has guaranteed those commitments on behalf of FlashVision. We have agreed to indemnify Toshiba for certain liabilities Toshiba incurs as a result of Toshiba’s guarantee of the FlashVision equipment lease arrangement. If FlashVision fails to meet its lease commitments, and Toshiba fulfills these commitments under the terms of Toshiba’s guarantee, then we will be obligated to reimburse Toshiba for 49.9% of any claims and associated expenses under the lease, unless the claims result from Toshiba’s failure to meet its obligations to FlashVision or its covenants to the lenders. Because FlashVision’s equipment lease arrangement is denominated in Japanese Yen, the maximum amount of our contingent indemnification obligation on a given date when converted to U.S. Dollars will fluctuate based on the exchange rate in effect on that date. As of June 30, 2003, the maximum amount of our contingent indemnification obligation, which reflects payments and any lease adjustments, was approximately $128.7 million.

Risks Related to Our Investment in Tower Semiconductor Ltd.

Our investment in Tower Semiconductor Ltd. is subject to inherent risks, including those associated with certain Israeli regulatory requirements, political unrest and financing difficulties, which could harm our business and financial condition.

In July 2000, we entered into a share purchase agreement to make an aggregate $75.0 million investment in Tower Semiconductor, for its new foundry facility, Fab 2, in five installments upon Tower’s completion of specific milestones. As of June 30, 2003, we had invested $71.6 million in Tower and obtained 7,307,798 Tower ordinary shares, $14.3 million of prepaid wafer credits, and a warrant to purchase 360,313 Tower ordinary shares at an exercise price of $7.50 per share. The warrant expires on October 31, 2006. The 7,307,798 Tower ordinary shares represented an approximate 15% equity ownership position in Tower as of June 30, 2003. In the second quarter and first six months of 2003, we recorded write-downs to the value of the wafer credits of $1.9 million and $3.9 million, respectively. In the second quarter and first six months of 2003, we recorded $0.5 million and $0.3 million of gains, respectively, to adjust our book value of the warrant. Also as of June 30, 2003 we had recognized cumulative losses of approximately $32.2 million as a result of the other-than-temporary decline in the value of our investment in Tower ordinary shares, $12.2 million as a result of the impairment in value of our prepaid wafer credits and approximately $0.4 million of losses on our warrant to purchase Tower ordinary shares. As of June 30, 2003, our investment in Tower was valued at $36.0 million and included an unrealized gain of $11.6 million, recorded as a component of our accumulated other comprehensive income. As of June 30, 2003, our Tower prepaid wafer credits were valued at $2.1 million and our warrant to purchase Tower ordinary shares was valued at $0.9 million.

In February 2003, we agreed to amend our foundry investment agreements with Tower and advance the payment of $11.0 million for the fifth and final milestone in two installments regardless of whether the milestone was met, a first installment of approximately $6.6 million and a second installment of approximately $4.4 million. Tower’s shareholders approved the amendment in May 2003 and, unless the Investment Center of Israel informs Tower that it is not continuing its funding of the Fab 2 project, the amendment becomes effective when (1) approved by certain Israeli governmental agencies and (2) when Tower’s banks agree to (a) postpone a prior deadline by which Tower was required to have raised $110.0 million in equity financing and (b) recognize a portion of the proceeds from the payment of the first installment in partial satisfaction of Tower’s obligation to raise funds.

Although the consents from Tower’s banks are pending, Tower’s banks agreed to provide interim funding in the amount of $33.0 million in May 2003 and provided additional interim funding in the amount of $40.0 million in August 2003. Pursuant to a side letter to the amendment, we agreed to pay, and did pay, Tower $3.6 million of the first installment in May 2003 in exchange for 1,206,839 Tower ordinary shares and an additional $681,750 of the first installment in August 2003 in exchange for 228,545 Tower ordinary shares. If the remaining approvals from certain Israeli government agencies are ultimately obtained and the banks provide their consent, we will fund the remaining portion of the first installment and the second installment in accordance with the terms of the amendment. The remainder of the first installment, up to approximately $2.3 million, will be due five business days after the amendment is approved by all required parties and the banks issue their consents; the second installment of approximately $4.4 million will be due five business days after Tower has raised additional funds equal to approximately $22.0 million, referred to as the Minimum Financing. Tower must complete the Minimum Financing prior to December 31, 2003, or we will not be obligated to pay the second installment. Immediately following the advancement of the remainder of the first installment, if it occurs, we will be issued approximately 777,153 Tower ordinary shares. Immediately following the advancement of the second installment, if it occurs, we will be issued Tower ordinary shares equivalent to the second installment divided by the price per ordinary share of Tower paid in connection with the Minimum Financing, or the Minimum Financing Price; but if the Minimum Financing Price cannot reasonably be calculated from the documents evidencing the Minimum Financing, then the Minimum Financing Price will be deemed to be the average trading price for the ordinary shares of Tower during the 30 consecutive trading days preceding the date the second installment is paid. Furthermore, under the terms of the amendment, if approved by the required Israeli government agencies, we will have the option to convert all or a portion of our unused pre-paid wafer credits associated with the September 2002 fourth milestone payment into Tower ordinary shares based on the average closing price of Tower ordinary shares during the 30 consecutive trading days preceding December 31, 2005. In addition, Tower is currently negotiating an amendment to its credit facility agreement with its banks to increase the amount of funding available under that credit facility and the banks may request that we, the other wafer partners and Tower’s major equity partner amend the milestone five amendments we previously signed.

Completion of Tower’s wafer foundry facility, Fab 2, is dependent on several factors and may never occur, which may harm our business and results of operations.

Tower’s completion of Fab 2 is dependent on its ability to obtain additional financing for the foundry construction from equity and other sources and the release of grants and approvals for changes in grant programs from the Israeli government’s Investment Center. The current political uncertainty and security situation in the region may adversely impact Tower’s business prospects and may discourage investments in Tower from outside sources. If Tower is unable to obtain additional financing, complete foundry equipment purchases in a timely manner or is unable to successfully complete the development and transfer of advanced CMOS process technologies and ramp-up of production, the value of our equity investment in Tower and wafer credits will decline significantly or possibly become worthless. In addition, we may be unable to obtain sufficient supply of controller wafers from Tower to manufacture our products, which would harm our business. Further deterioration of market conditions for foundry manufacturing services and the market for semiconductor products may also adversely affect the value of our equity investment in Tower. If the fair value of our Tower investment declines further, we may record additional losses, which potentially could amount to the remaining recorded value of our Tower investment. Moreover, if Tower is unable to amend its credit facility agreement because we, another wafer partner or Tower’s major equity partner do not agree to amend the milestone five amendments or for any other reason, or cannot satisfy its financial covenants and comply with the conditions in its credit facility agreement, and therefore is not able to obtain additional bank financing, or if its current bank obligations are accelerated, or it fails to secure customers for its foundry capacity to help offset its fixed costs, that failure could jeopardize the completion of Fab 2 and Tower’s ability to continue operations.

Tower is currently a sole source of supply for one of our new high volume controllers. Any interruption in Tower’s manufacturing operations resulting in delivery delays will adversely affect our ability to make timely shipments of some of our higher capacity products. If this occurs, our operating results will be adversely affected until we can qualify an alternate source of supply, which could take a quarter or more to complete. We cannot assure you that the Fab 2 facility will be completed or will begin production as scheduled. Moreover, we cannot assure you that this new facility will be able to achieve acceptable yields or deliver sufficient quantities of wafers on a timely basis at a competitive price. If Tower is unable to operate Fab 2 at an optimum capacity utilization, it may operate at a loss or have to discontinue operations.

A purported shareholder class action lawsuit was filed against Tower and certain of its shareholders and directors, including us and our President and CEO, a Tower board member, which may be costly and could divert the attention of our management personnel.

On July 3, 2003, a purported shareholder class action lawsuit was filed on behalf of United States holders of ordinary shares of Tower as of the close of business on April 1, 2002 in the United States District Court for the Southern District of New York. The lawsuit was filed against Tower and certain of its shareholders and directors, including us and Dr. Eli Harari, our President and CEO and a Tower board member, and asserts claims arising under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission’s Rule 14a-9. The lawsuit alleges that Tower and certain of its directors made false and misleading statements in a proxy solicitation to Tower shareholders regarding a proposed amendment to a contract between Tower and certain of its shareholders, including us. The plaintiffs are seeking unspecified damages and attorneys’ and experts’ fees and expenses. Pursuant to our indemnification agreement with Dr. Harari, we have agreed to indemnify him for any expenses he may incur or liability he may face in connection with this litigation. Litigation is inherently uncertain, can be costly and may divert the attention of our management personnel, and if we are required to pay significant monetary or other damages, our business, financial condition and results of operations may be seriously harmed.

Risk Related to Our Investment in UMC

Fluctuations in the market value of our UMC foundry investment affect our financial results and in the past we recorded a loss on investment in foundry on our UMC investment and we may record additional losses in the future.

In 1997, we invested $51.2 million in United Silicon, Inc., or USIC, a semiconductor manufacturing subsidiary of United Microelectronics Corporation, or UMC, which was merged into the UMC parent company on January 3, 2000. In exchange for our USIC shares, we received 111 million UMC shares. In 2000, 2001 and 2002, we received additional shares as stock dividends totaling approximately 22 million, 20 million and 23 million shares, respectively. Our equity investment in UMC was valued at $114.6 million at June 30, 2003 and included an unrealized loss of $4.9 million, which was included in accumulated other comprehensive loss. If the fair value of our UMC investment declines in future periods and the loss is deemed to be other than temporary, we may record additional losses for those periods. In addition, in future periods, we may recognize a gain or a loss upon the sale of our UMC shares, which would impact our financial results.

Risks Related to Vendors and Subcontractors

We depend on our suppliers and third-party subcontractors for several critical components and our products and our business could be harmed if we are unable to obtain a sufficient supply of these components on a timely basis.

We rely on our vendors, some of which are a principal source of supply, for several of our critical components. We do not have long-term supply agreements with most of these vendors. Our business,

financial condition and operating results could be significantly harmed by delays or reductions in shipments if we are unable to develop alternative sources or obtain sufficient quantities of these components.

We also rely on third-party subcontractors for our wafer testing, packaged memory final testing, card assembly and card testing, including Silicon Precision Industries Co., Ltd. and United Test Center, Inc. in Taiwan and Celestica, Inc. and Flextronics in China. In addition to our existing subcontract suppliers, we are qualifying other subcontract suppliers for wafer testing, packaged memory final testing, card assembly, card testing and other products and services. We have no long-term contracts with our existing subcontractors nor do we expect to have long-term contracts with any new subcontract suppliers. As such, we cannot, and will not, be able to directly control product delivery schedules. Any significant problems that occur at our subcontractors, or their failure to perform at the level we expect, could lead to product shortages or quality assurance problems, either of which could increase the manufacturing costs of our products and have adverse effects on our operating results. Furthermore, we are manufacturing on a turnkey basis with some of our existing subcontract suppliers as well as with our anticipated newly qualified subcontract suppliers, which may reduce our visibility and control of their inventories of purchased parts necessary to build our products.

We and our manufacturing partners must achieve acceptable wafer manufacturing yields or our costs will increase and production output will decrease, which could negatively impact our business.

The fabrication of our products requires wafers to be produced in a highly controlled and ultra clean environment. Semiconductor companies that supply our wafers sometimes have experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry’s manufacturing process technology. Low yields may result from design errors or manufacturing failures. Yield problems may not be determined or improved until an actual product is made and can be tested. As a result, yield problems may not be identified until the wafers are well into the production process. The risks associated with yields are even greater because we rely exclusively on offshore foundries that we do not control for our wafers, which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If the foundries cannot achieve planned yields, we will experience higher costs and reduced product availability, which could harm our business, financial condition and results of operations.

Risks Related to Competition

We face competition from flash memory manufacturers and memory card assemblers and if we cannot compete effectively, our business will be harmed.

We compete in an industry characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. Our competitors include many large domestic and international companies that have greater access to advanced wafer foundry capacity, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with customers.

Our primary competitors include companies that develop and manufacture flash storage chips, such as Renesas, Samsung and Toshiba. In addition, we compete with companies that manufacture other forms of flash memory and companies that purchase flash memory components and assemble memory cards. Companies that manufacture socket flash, linear flash and components include Advanced Micro Devices, Atmel, Fujitsu, Hynix, Infineon, Intel, Macronix, Micron Technologies, Renesas, Sharp Electronics and ST Microelectronics. Companies that combine controllers and flash memory chips developed by others into flash storage cards, or that resell flash cards under their brand name, include Dane-Elec Manufacturing, Delkin Devices, Inc., Fuji, Hagiwara, Hama, I/O Data, Infineon, Jessops, Kingston Technology, Kodak,

Lexar Media, M-Systems, Matsushita Battery, Matsushita Panasonic, Memorex, Micron Technology, PNY, PQI, Pretec, Silicon Storage Technology, Silicon Tek, Simple Technology, Sony, TDK, Toshiba, Viking Components and several other resellers primarily located in Taiwan.

We have entered into agreements with, and face direct competition from, Toshiba, Samsung and other competitors.

In 2000, we, along with Matsushita and Toshiba, formed the SD Association to jointly develop and promote the Secure Digital card. Under this arrangement, royalty-bearing Secure Digital card licenses will be available to other flash memory card manufacturers, resulting in increased competition for our Secure Digital card and other products. In addition, Matsushita and Toshiba sell Secure Digital cards that compete directly with our products. While other flash card manufacturers are required to pay license fees and royalties, which will be shared among Matsushita, Toshiba and us, there are no royalties or license fees payable among the three companies for their respective sales of the Secure Digital card. Thus, we forfeit potential royalty income from Secure Digital card sales by Matsushita and Toshiba.

In addition, we and Toshiba each separately market and sell flash memory products developed and manufactured by our joint venture, FlashVision. Accordingly, we compete directly with Toshiba for sales of these products. Moreover, we rely principally on Toshiba, and to a lesser extent Samsung, for our flash memory supply.

We have entered into patent cross-license agreements with several of our leading competitors, including Renesas, Intel, Matsushita, SST, Samsung, Sharp, Sony, Toshiba and TDK. Under these agreements, each party may manufacture and sell products that incorporate technology covered by the other party’s patent or patents related to flash memory devices. If we continue to license our patents to certain of our competitors, competition will increase and may harm our business, financial condition and results of operations. There can be no assurance that we will be successful in concluding licensing agreements under terms which are favorable to us, or at all.

Our products compete against new products that promote different industry standards from ours, and if these new industry standards gain market acceptance, our business will be harmed.

Each of our products faces competition from large and small suppliers, some introducing differentiated products that may be more attractive to our customers. M-Systems’ DiskOnKey competes directly with our Cruzer and Cruzer Mini products and the Secure MultiMediaCard from Renesas and Infineon, the RS-MMC from Renesas and Samsung, and the MultiMediaCard from Samsung all compete with our SD and MMC cards. In addition, in 2002, the xD-picture card format was introduced as direct competition for our Smart Media card products. Until we commence full scale manufacturing and selling of xD cards under our new agreement with Olympus we will continue to see a decline in our sale of SmartMedia cards without a compensating increase in xD card sales. The Microdrive, which Renesas recently acquired from IBM, is a rotating disk drive in a Type II CF format, which competes directly with our larger capacity CF memory cards. In addition, other companies, such as Matrix Semiconductor, have announced products or technologies that may potentially compete with our products.

New competing standards may not be mechanically and electronically compatible with our products. If a manufacturer of digital cameras or other consumer electronic devices designs in one of these alternative competing standards, our products will be eliminated from use in that product.

Sony has licensed its proprietary Memory Stick to us and other companies and Sony has agreed to supply us a portion of its Memory Stick output for resale under our brand name. In addition, Sony has announced the Memory Stick Duo, a smaller version of its Memory Stick, and we and Sony have co-developed and co-own the specifications for the next generation Memory Stick, known as the MemoryStick

Pro. If consumer electronics products using the MemoryStick Pro achieve widespread use, sales of our MultiMediaCard, SD card, miniSD, SmartMedia card and CF card products may decline.

We face competition from products based on alternative flash technologies and if we cannot compete effectively, our business will be harmed.

We also face competition from products based on alternative MLC flash technology from Intel and Renesas. These products currently compete with our NAND MLC products. MLC flash is a technological innovation that allows each flash memory cell to store two bits of information instead of the traditional single bit stored by conventional flash technology. In addition, Infineon has recently formed a separate business unit, called Infineon Flash, that was formed to develop and commercialize a new flash technology called NROM, which offers 2 bits per cell and is claimed to match the density of our NAND MLC at a lower manufacturing cost. Infineon has also stated its intention to utilize this NROM flash memory technology, once it reaches production, in a line of flash cards that will compete with our cards, including our MultiMediaCard and SD card. Moreover, each of Micron Technology, Inc., Hynix Semiconductor Inc. and ST Microelectronics has stated the intention to compete with our flash memory with their own NAND flash products, which they are reported to be developing. If any of these competitors is successful, this new competition could add excess flash capacity and thereby adversely impact our future sales.

Furthermore, we expect to face competition both from existing competitors and from other companies that may enter our existing or future markets with similar or alternative data storage solutions, which may be less costly or provide additional features. Our business is characterized by rapid innovation and many other companies are pursuing new technologies, which may make our flash memory obsolete or uncompetitive. Additionally, if we do not continue to invest in new technologies, our business would likely be seriously harmed. Price is an important competitive factor in the market for consumer products. Increased price competition could lower gross margins if our average selling prices decrease faster than our costs and could also result in lost sales.

Risks Related to Sales of Our Products

Sales to a small number of customers represent a significant portion of our revenues and if we were to lose one of our major customers or experience any material reduction in orders from any of these customers, our revenues and operating results would suffer.

Approximately one-half of our revenues come from a small number of customers. For example, sales to our top 10 customers accounted for approximately 50% of our product revenues in the first six months of 2003 and during fiscal 2002, 2001 and 2000. If we were to lose one of our major customers or experience any material reduction in orders from any of these customers, our revenues and operating results would suffer. Our sales are generally made by standard purchase orders rather than long-term contracts. In addition, the composition of our major customer base changes from year to year as the market demand for our customers’ products changes.

Variability of average selling prices and gross margins resulting from changes in our product mix and price reductions for certain of our products may cause our gross margins and net profitability to suffer.

Our product mix varies quarterly, which affects our overall average selling prices and gross margins. Our CF card, SD card, miniSD card and Memory Stick card products, which currently account for a majority of our product revenues, have lower gross margins and average selling prices when sold as bundled cards in OEM devices, such as Digital Cameras, compared to sales through retail channels. In addition, we realize higher gross margins on flash memory products manufactured from wafers provided by our captive sources of supply than we do for flash-packaged components supplied by non-captive sources. Accordingly, if we are unable to meet our wafer needs through our captive suppliers and are forced to increase our purchases from non-captive sources, we expect our gross margins to decline. Flash data storage markets are intensely competitive, and price reductions for our products are necessary to meet consumer price points and may be significant. If we cannot reduce our product manufacturing costs in future periods to offset further price reductions, our gross margins and net profitability will suffer.

Our selling prices may decline due to excess capacity in the market for flash memory products and if we cannot reduce our manufacturing costs to offset these price declines, our gross margins and net profitability will be harmed.

In the past, worldwide flash memory supply has exceeded customer demand, causing excess supply in the markets for our products and significant declines in average selling prices. If this situation were to occur again in the future, price declines for our products could be significant. If we are unable to reduce our product manufacturing costs to offset these reduced prices, our gross margins and profitability would be adversely impacted.

Our business depends significantly upon sales of products in the highly competitive consumer market, a significant portion of which are made to retailers and through distributors, and if our distributors and retailers are not successful in this market, we could experience substantial product returns, which would negatively impact our business, financial condition and results of operations.

In 2002, we continued to receive more product revenue and ship more units of products for consumer electronics applications, including digital cameras and PDAs, compared to other applications. The consumer market is intensely competitive and is more price sensitive than our other target markets. In addition, we must spend more on marketing and promotion in consumer markets to establish brand name recognition, maintain competitive position at retailers and increase demand for our products.

A significant portion of our sales to the consumer electronics market is made to retailers and through distributors. Sales through these channels typically include rights to return unsold inventory and protection against price declines. As a result, we do not recognize revenue until after the product has been sold through to the end user, in the case of sales to retailers, or to distributor customers, in the case of sales to distributors. If our distributors and retailers are not successful in this market, there could be substantial product returns or price protection payments, which would harm our business, financial condition and results of operations. In addition, availability of sell through data varies throughout the retail channel, which makes it difficult for us to determine actual retail product revenues until after the end of the fiscal quarter.

Sales of our products through our retail distribution channel include the use of third-party fulfillment facilities that hold our manufacturing components and finished goods on a consignment basis, and if these fulfillment facilities were to experience a loss with respect to our inventory, we may not be able to recoup the full cost of the inventory, which would harm our business.

Our retail distribution channel utilizes third-party fulfillment facilities, such as Modus Media International, Inc. and Nippon Express. These fulfillment houses hold our manufacturing components and finished goods on a consignment basis, providing packout services for our retail business, which include labeling and packaging our raw cards, as well as shipping the finished product directly to our customers. While our third-party fulfillment houses bear the risk of loss with respect to our inventory, the amount we are reimbursed by them or their insurers may be less than our original cost of the inventory, which would harm our business, financial condition and results of operations.

There is seasonality in our business, which may impact our product sales, particularly in the fourth and first quarters of the fiscal year.

Sales of our products in the consumer electronics market may be subject to seasonality. As a result, product sales may be impacted by seasonal purchasing patterns with higher sales generally occurring in the fourth quarter of each year followed by declines in the first quarter of the following year. In addition, in the past we have experienced a decrease in orders in the first quarter from our Japanese OEM customers primarily because most customers in Japan operate on a fiscal year ending in March and prefer to delay purchases until the beginning of their next fiscal year.

Risks Related to Our Intellectual Property

We may be unable to protect our intellectual property rights, which would harm our business, financial condition and results of operations.

We rely on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. In the past, we have been involved in significant disputes regarding our intellectual property rights and claims that we may be infringing third parties’ intellectual property rights. We expect that we may be involved in similar disputes in the future. We cannot assure you that:

•	any of our existing patents will not be invalidated;

•	patents will be issued for any of our pending applications;

•	any claims allowed from existing or pending patents will have sufficient scope or strength;

•	our patents will be issued in the primary countries where our products are sold in order to protect our rights and potential commercial advantage; or

•	any of our products do not infringe on the patents of other companies.

In addition, our competitors may be able to design their products around our patents.

We intend to vigorously enforce our patents, but we cannot be sure that our efforts will be successful. If we bring a patent infringement action and are not successful, our competitors would be able to use similar technology to compete with us. Moreover, the defendant in such an action may successfully assert a counterclaim that our patents are invalid or unenforceable. If we did not prevail as a defendant in a patent infringement case, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of specific processes or obtain licenses to the infringing technology. Any litigation is likely to result in significant expense to us, as well as divert the efforts of our technical and management personnel

We may be unable to license intellectual property to or from third parties as needed, or renew existing licenses, and we have agreed to indemnify various suppliers and customers for alleged patent infringement, which could expose us to liability for damages, increase our costs or limit or prohibit us from selling certain products.

If we decide to incorporate third-party technology into our products or if we are found to infringe on others’ intellectual property, we could be required to license intellectual property from a third party. We may also need to license some of our intellectual property to others in order to enable us to obtain cross-licenses to third-party patents. Currently, we have patent cross-license agreements or similar intellectual property agreements with several companies, including Renesas, Intel, Matsushita, Olympus, SST, Samsung, Sharp, Smartdisk, Sony, TDK and Toshiba and we are in discussions with other companies regarding potential cross-license agreements. We cannot be certain that licenses will be offered when we need them, or that the terms offered will be acceptable. If we do obtain licenses from third parties, we may be required to pay license fees or royalty payments. In addition, if we are unable to obtain a license that is necessary to the manufacture of our products, we could be required to suspend the manufacture of products or stop our wafer suppliers from using processes that may infringe the rights of third parties. We cannot assure you that we would be successful in redesigning our products or that the necessary licenses will be available under reasonable terms, or that our existing licensees will renew their licenses upon expiration, or that we will be successful in signing new licensees in the future.

We have historically agreed to indemnify suppliers and customers for alleged patent infringement. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorney’s fees. We may periodically engage in litigation as a result of these indemnification obligations. Our insurance policies exclude coverage for third-party claims for patent infringement. Any future obligation to indemnify our customers or suppliers could harm our business, financial condition or results of operations.

We may be involved in litigation regarding our intellectual property rights or those of third parties, which would be costly and would divert the efforts of our key technical and management personnel.

Litigation is subject to inherent risks and uncertainties that may cause actual results to differ materially from our expectations. Factors that could cause litigation results to differ include, but are not limited to, the discovery of previously unknown facts, changes in the law or in the interpretation of laws, and uncertainties associated with the judicial decision-making process. We have been subject to, and expect to continue to be subject to, claims and legal proceedings regarding alleged infringement by us of the patents, trademarks and other intellectual property rights of third parties. Furthermore, parties that we have sued and that we may sue for patent infringement may counter sue us for infringing their patents. Litigation involving intellectual property can become complex and extend for protracted time and is often very expensive. Intellectual property claims, whether or not meritorious, may result in the expenditure of significant financial resources, injunctions against us or the imposition of damages that we must pay and would also divert the efforts and attention of some of our key management and technical personnel. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. Moreover, if we are required to pay significant monetary damages, are enjoined from selling any of our products or are required to make substantial royalty payments, our business would be harmed.

Risks Related to Our International Operations and Changes in Securities Laws and Regulations

Because of our international operations, we must comply with numerous international laws and regulations and we are vulnerable to political instability and currency fluctuations.

Political risks.    Currently, all of our flash memory, controller wafers and flash memory products are produced overseas by FlashVision, Renesas, Samsung, Toshiba, Tower and UMC. We also use third-party subcontractors in Taiwan, China and Japan for the assembly and testing of some of our card and component products. We may, therefore, be affected by the political, economic and military conditions in these countries. Taiwan is currently engaged in various political disputes with China and in the past both countries have conducted military exercises in or near the other’s territorial waters and airspace. The Taiwanese and Chinese governments may escalate these disputes, resulting in an economic embargo, disruption in shipping routes or even military hostilities. This could harm our business by interrupting or delaying the production or shipment of flash memory wafers or card products by our Taiwanese or Japanese foundries and subcontractors.

Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. The Chinese government may not continue to pursue these policies and, even if it does continue, these policies may not be successful. The Chinese government may also significantly alter these policies from time to time. In addition, China does not currently have a comprehensive and highly developed legal system, particularly with respect to the protection of intellectual property rights. As a result, enforcement of existing and future laws and contracts is uncertain, and the implementation and interpretation of such laws may be inconsistent. Such inconsistency could lead to piracy and degradation of our intellectual property protection.

Political unrest and violence in Israel could cause delays in the completion of Tower’s Fab 2 and interruption or delay of manufacturing schedules once Fab 2 is completed, either of which could cause potential foundry customers to go elsewhere for their foundry business and could cause investors and foundry customers to avoid Tower. Moreover, if U.S. military actions in Afghanistan, Iraq or elsewhere, or current Israeli military actions, result in retaliation against Israel, Tower’s fabrication facility and our engineering design center in Israel may be adversely impacted. In addition, while the political unrest has not yet posed a direct security risk to our engineering design center in Israel, it may cause unforeseen delays in the development of our products and may in the future pose such a direct security risk.

Economic risks.    We price our products primarily in U.S. Dollars. If the Euro, Yen and other currencies weaken relative to the U.S. Dollar, our products may be relatively more expensive in these regions, which could result in a decrease in our sales. While most of our sales are denominated in U.S. Dollars, we invoice certain Japanese customers in Japanese Yen and are subject to exchange rate fluctuations on these transactions, which could harm our business, financial condition and results of operations.

General risks.    Our international business activities could also be limited or disrupted by any of the following factors:

•	the need to comply with foreign government regulation;

•	general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships;

•	natural disasters affecting the countries in which we conduct our business, particularly Japan, such as the earthquakes experienced in Taiwan in 1999 and in Japan and China in previous years;

•	reduced sales to our customers or interruption to our manufacturing processes in the Pacific Rim that may arise from regional issues in Asia;

•	imposition of regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions;

•	longer payment cycles and greater difficulty in accounts receivable collection, particularly as we increase our sales through the retail distribution channel and general business conditions deteriorate;

•	adverse tax rules and regulations;

•	weak protection of our intellectual property rights; and

•	delays in product shipments due to local customs restrictions.

Terrorist attacks and threats, and government responses thereto, the war in Iraq and threats of war elsewhere, may negatively impact all aspects of our operations, revenues, costs and stock price.

The terrorist attacks in the United States, U.S. military responses to these attacks, the war in Iraq and threats of war elsewhere and the related decline in consumer confidence and continued economic weakness have had a negative impact on consumer retail demand, which is the largest channel for our product sales. Any escalation in these events or similar future events may disrupt our operations or those of our customers and suppliers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer confidence and spending in particular, which could harm our sales. Any of these events could increase volatility in the U.S. and world financial markets, which could harm our stock price and may limit the capital resources available to us and our customers or suppliers or adversely affect consumer confidence. This could have a significant impact on our operating results, revenues and costs and may result in increased volatility in the market price of our common stock.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 that became law in July 2002 required changes in our corporate governance, public disclosure and compliance practices. The act also required the SEC to promulgate new rules on a variety of subjects. In addition to final rules and rule proposals already made, Nasdaq has proposed revisions to its requirements for companies, such as us, that are Nasdaq-listed. We expect these developments to increase our legal and financial compliance costs, and to make some activities more difficult, such as stockholder approval of new option plans. We expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

Risks Related to this Offering and the Offered Securities

Anti-takeover provisions in our charter documents, stockholder rights plan and in Delaware law could prevent or delay a change in control and, as a result, negatively impact our stockholders.

We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, we have a stockholders’ rights plan that would cause substantial dilution to a stockholder, and substantially increase the cost paid by a stockholder, who attempts to acquire us on terms not approved by our board of directors. This could prevent us from being acquired. In addition, our certificate of incorporation grants our board of directors the authority to fix the rights, preferences and privileges of and issue up to 4,000,000 shares of preferred stock without stockholder action (2,000,000 of which have already been reserved under our existing and new stockholder rights plans). Although we have no present intention to issue shares of preferred stock, such an issuance could have the effect of making it more difficult and less attractive for a third-party to acquire a majority of our outstanding voting stock. Preferred stock may also have other rights, including economic rights senior to our common stock that could have a material adverse effect on the market value of our common stock. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. This section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that a stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control of SanDisk.

Our stock price has been, and may continue to be, volatile, which could result in investors losing all or part of their investments.

The market price of our stock has fluctuated significantly in the past and is likely to continue to fluctuate in the future. For example, in the 12 months ended June 30, 2003, our stock price fluctuated significantly from a low of $11.05 to a high of $42.20. We believe that such fluctuations will continue as a result of future announcements concerning us, our competitors or principal customers regarding technological innovations, new product introductions, governmental regulations, litigation or changes in earnings estimates by analysts. In addition, in recent years the stock market has experienced significant price and volume fluctuations and the market prices of the securities of high technology and semiconductor companies have been especially volatile, often for reasons outside the control of the particular companies. These fluctuations as well as general economic, political and market conditions may have an adverse affect on the market price of our common stock.

The ratings assigned to us and our notes may fluctuate, which could harm the market price of our common stock.

We and our notes have been rated by Standard & Poor’s Ratings Services, and may be rated by other rating agencies in the future. Standard & Poor’s Ratings Services assigned its “B” corporate credit rating to us and its “CCC+” subordinated debt rating to our notes. If our current ratings are lowered or if other rating agencies assign us or the notes ratings lower than expected by investors, the market price of our common stock could be significantly harmed.

Notwithstanding this offering, we may need additional financing, which could be difficult to obtain, and which if not obtained in satisfactory amounts may prevent us from increasing our wafer supply, developing or enhancing our products, taking advantage of future opportunities, growing our business or responding to competitive pressures or unanticipated industry changes, any of which could harm our business.

Notwithstanding this offering, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. From time to time, we may decide to raise additional funds through public or private debt or equity financings to fund our activities. If we issue additional equity securities, our stockholders will experience additional dilution and the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock or debt securities. In addition, if we raise funds through debt financing, we will have to pay interest and may be subject to restrictive covenants, which could harm our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated industry changes, any of which could have a negative impact on our business.

Our management may apply the net proceeds from the sale of shares of our common stock offered by this prospectus to uses that do not improve our operating results or increase the value of your investment.

We anticipate using the net proceeds from the sale of shares of our common stock offered by this prospectus to invest in new flash memory fabrication and test capacity and for general corporate purposes, including working capital and other capital expenditures. We may also use the proceeds to fund, among other things, acquisitions of products, technologies or businesses or to obtain the right to use additional technologies. However, we currently have no commitments or agreements for any specific acquisitions or investments. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value.

Risks Related to Our Indebtedness

We have convertible subordinated notes outstanding, which may restrict our cash flow, make it difficult for us to obtain future financing, divert our resources from other uses, limit our ability to react to changes in the industry, and place us at a competitive disadvantage.

As a result of the sale and issuance of our 4½% convertible subordinated notes in December 2001 and January 2002, we incurred $150.0 million aggregate principal amount of additional indebtedness,

substantially increasing our ratio of debt to total capitalization. While the notes are outstanding, we will have debt service obligations on the notes of approximately $6.8 million per year in interest payments. If we are unable to generate sufficient cash to meet these obligations and must instead use our existing cash or investments, we may have to reduce, curtail or terminate other activities of our business.

We intend to fulfill our debt service obligations from cash generated by our operations, if any, and from our existing cash and investments. If necessary, among other alternatives, we may add lease lines of credit to finance capital expenditures and obtain other long-term debt and lines of credit. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

•	require the dedication of a substantial portion of any cash flow from our operations to service our indebtedness, thereby reducing the amount of cash flow available for other purposes, including working capital, capital expenditures and general corporate purposes;

•	make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

•	cause us to use a significant portion of our cash and cash equivalents or possibly liquidate other assets to repay the total principal amount due under the notes and our other indebtedness if we were to default under the notes or our other indebtedness;

•	limit our flexibility in planning for, or reacting to changes in, our business and the industries in which we compete;

•	place us at a possible competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources; and

•	make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the notes.

In addition, we have agreed to indemnify Toshiba for certain liabilities Toshiba incurs as a result of Toshiba’s guarantee of the FlashVision equipment lease arrangement. If FlashVision fails to meet its lease commitments, and Toshiba fulfills these commitments under the terms of Toshiba’s guarantee, then we will be obligated to reimburse Toshiba for 49.9% of any claims and associated expenses under the lease, unless such claims result from Toshiba’s failure to meet its obligations to FlashVision or its covenants to the lenders. Because FlashVision’s new equipment lease arrangement is denominated in Japanese Yen, the maximum amount of our contingent indemnification obligation on a given date when converted to U.S. Dollars will fluctuate based on the exchange rate in effect on that date. As of June 30, 2003, the maximum amount of our contingent indemnification obligation, which reflects payments and any lease adjustments, was approximately $128.7 million.

This contingent indemnification obligation might constitute senior indebtedness under the notes and we may use a portion of the proceeds from the notes to repay the obligation. This would result in the diversion of resources from other important areas of our business and could significantly harm our business, financial condition and results of operations.

We may not be able to satisfy a fundamental change offer under the indenture governing the notes.

The indenture governing the notes contains provisions that apply to a fundamental change. A fundamental change as defined in the indenture would occur if we were to be acquired for consideration other than depository receipts or common stock traded on a major U.S. securities market. If someone triggers a fundamental change, we may be required to offer to purchase the notes with cash. This would result in the diversion of resources from other important areas of our business and could significantly harm our business, financial condition and results of operations.

If we have to make a fundamental change offer, we cannot be sure that we will have enough funds to pay for all the notes that the holders could tender. Our failure to redeem tendered notes upon a fundamental change would constitute a default under the indenture and might constitute a default under the terms of our other indebtedness, which would significantly harm our business and financial condition.

We may not be able to pay our debt and other obligations, which would cause us to be in default under the terms of our indebtedness, which would result in harm to our business and financial condition.

If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes or our other indebtedness, we would be in default under the terms thereof, which would permit the holders of the notes to accelerate the maturity of the notes and also could cause defaults under our other indebtedness. Any such default would harm our business, prospects, financial condition and operating results. In addition, we cannot assure you that we would be able to repay amounts due in respect of the notes if payment of the notes were to be accelerated following the occurrence of any other event of default as defined in the indenture governing the notes. Moreover, we cannot assure that we will have sufficient funds or will be able to arrange for financing to pay the principal amount due on the notes at maturity.

The notes and other indebtedness have rights senior to those of our current stockholders such that in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available for distribution to our current stockholders only after all senior indebtedness is repaid.

In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available for distribution to our current stockholders only after all senior indebtedness, including our contingent indemnification obligations to Toshiba and obligations under the notes, have been paid in full. As a result, there may not be sufficient assets remaining to make any distributions to our stockholders. The notes are also effectively subordinated to the liabilities of any of our subsidiaries (including trade payables, which as of June 30, 2003 were approximately $4.6 million). Neither we, nor our subsidiaries are limited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We anticipate that from time to time we will incur additional debt, including senior indebtedness. Our subsidiaries are also likely to incur liabilities in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, business outlook or achievements expressed or implied by such forward-looking statements. These factors include, among others, those listed under the caption “Risk Factors” and elsewhere in this prospectus and the documents we incorporate by reference. In some cases, you can identify forward-looking statements by terminology such as may, will, should, intend, expect, plan, anticipate, believe, estimate, predict, potential, outlook or continue, the negative of such terms or other comparable terminology, or other wording indicating future results or expectations.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

USE OF PROCEEDS

We anticipate using the net proceeds from the sale of the common stock in this offering to invest in new flash memory fabrication and test capacity and for general corporate purposes, including working capital and other capital expenditures. We may also use the proceeds to fund acquisitions of products, technologies or businesses or to obtain the right to use additional technologies. However, we currently have no commitments or agreements for any specific acquisitions or investments. Pending application of the net proceeds, we intend to invest the net proceeds of the offering in investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and do not expect to declare or pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business.

DESCRIPTION OF CAPITAL STOCK

As of June 30, 2003, there were 69,813,650 shares of our common stock issued and outstanding. We are authorized to issue 400,000,000 shares of common stock, $0.001 par value per share. We are also authorized to issue 4,000,000 shares of preferred stock, $0.001 par value per share, of which as of June 30, 2003, 400,000 shares had been designated Series A Junior Participating Preferred Stock and the remainder were undesignated. On September 15, 2003, our board of directors increased the number of shares designated as Series A Junior Participating Preferred Stock to 2,000,000, with the remainder remaining undesignated. The following description summarizes the material features of our capital stock and some provisions of Delaware corporate law that apply to us. For greater detail about our capital stock, please refer to our certificate of incorporation and our bylaws.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our common stockholders and are entitled to cumulate shares for purposes of voting to elect directors.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by our stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

Our board of directors has designated a total of 2,000,000 shares of our preferred stock as Series A Junior Participating Preferred Stock, which are reserved for issuance under our existing and new stockholder rights plans.

Stockholders’ Rights Plan

On September 15, 2003, we amended our existing rights plan to terminate the rights issued under the rights plan effective September 25, 2003. Also on September 15, 2003, we adopted a new rights plan and declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The dividend will be paid on September 25, 2003 to the stockholders of record on that date. The terms of the new rights plan are substantially the same as those contained in our existing rights plan. Under our new rights plan, each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, $0.001 par value, at a price of $450 per one one-hundredth of a preferred share, subject to adjustment. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our board of directors, our rights plan could make it more difficult for a third party to acquire us, or a significant portion of our capital stock, without first negotiating with our board of directors regarding the acquisition. A description of our new rights plan and our existing rights plan are incorporated by reference into this prospectus. See “Where You Can Find More Information” at page 29.

Anti-takeover Provisions of Our Restated Certificate of Incorporation, as amended, our Restated Bylaws and Delaware Law

Provisions in our certificate of incorporation and bylaws may delay or prevent a change of control or changes in our management. These provisions include:

Certificate of Incorporation and Bylaws.    Several provisions of our certificate of incorporation and bylaws could deter or delay unsolicited changes in control of us. These include provisions restricting or eliminating our stockholders’ power to fill vacancies on the board of directors, nominate directors and raise other matters at stockholders’ meetings. In addition, our board of directors has the authority, without further action by our stockholders, to fix the rights and preferences of and issue preferred stock. These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions could limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See “Risk Factors—Anti-Takeover Provisions.”

Section 203 Business Combinations.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation’s voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, L.L.C.

Listing

Our common stock is traded on the Nasdaq National Market under the trading symbol SNDK.

PLAN OF DISTRIBUTION

We may sell the common stock covered by this prospectus from time to time. Registration of the common stock covered by this prospectus does not mean, however, that those shares of common stock will necessarily be offered or sold.

The common stock covered by this prospectus may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

The sales may be effected in transactions in the following manner (which may involve block transactions or transactions in which the same broker acts as agent on both sides of the transaction, known as crosses):

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in privately negotiated transactions or in competitively bid transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis (with or without a syndicate of underwriters underneath them);

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by us may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the common stock by a broker-dealer as principal and resales of the common stock by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers on a best efforts basis.

At any time a particular offer of the common stock covered by this prospectus is made, a prospectus supplement will be distributed that will, if required, set forth the aggregate amount of the common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in the prospectus supplement, if any. Any required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

We may also authorize agents or underwriters to solicit offers by institutional investors to purchase securities from us at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that we must pay for solicitation of these contracts will be described in a prospectus supplement.

In connection with the sale of the common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker-dealers or agents participating in the distribution of the common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act,

and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act.

We may agree to indemnify underwriters, broker-dealers or agents against liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments that the underwriters, broker-dealers or agents may be required to make.

Underwriters, broker-dealers or agents who may become involved in the sale of the common stock may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive compensation.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by O’Melveny & Myers LLP. Certain attorneys of O’Melveny & Myers LLP own in the aggregate approximately 800 shares of our common stock.

EXPERTS

The consolidated financial statements of SanDisk Corporation appearing in SanDisk Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov and on our website at http://www.sandisk.com.

Our common stock is quoted on the Nasdaq National Market under the symbol “SNDK,” and our Securities and Exchange Commission filings can also be read at the following address: Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus provides you with a general description of the common stock being registered. This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission. To see more detail, you should read the exhibits and schedules filed with, or incorporated by reference into, our registration statement.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus, until this offering is completed. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or any prospectus supplement or (2) any other subsequently filed document that is incorporated by reference into this prospectus or any prospectus supplement, in either case, modifies or supersedes such statement. Unless specifically stated to the contrary, none of the information that we disclose under Items 9 or 12 of any Current Report on Form 8-K that we may, from time to time, furnish to the Securities and Exchange Commission will be incorporated by reference into, or otherwise included in, this prospectus. The SEC file number for each of these reports is 0-26734.

•	Our Annual Report on Form 10-K filed on March 26, 2003.

•	Our Quarterly Reports on Form 10-Q filed on May 14, 2003 and August 8, 2003.

•	Our Current Reports on Form 8-K filed on January 8, 2003, January 24, 2003, April 16, 2003, July 10, 2003, September 5, 2003 and September 15, 2003.

•	The description of our common stock on Form 8-A filed on September 8, 1995, including any amendments or reports filed for the purpose of updating that description.

•	The description of our existing stockholders’ rights plan on Form 8-A filed on April 28, 1997, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by writing to us at the following address or by telephoning us at (408) 542-0500 between the hours of 9:00 a.m. and 5:00 p.m., Pacific time: Investor Relations, SanDisk Corporation, 140 Caspian Court, Sunnyvale, California 94089.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell on the shares offered hereby, but only under circumstances and in jurisdictions where it is not unlawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

7,800,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

Morgan Stanley

Thomas Weisel Partners LLC